DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (TELEPHONE)
                            303.988.6954 (FACSIMILE)
                           EMAIL: DDALMY@EARTHLINK.NET



March 12, 2010



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:  Anne Nguyen Parker, Branch Chief
       Chris White, Branch Chief
       Jim Murphy, Petroleum Engineer
       Gary Brown, Staff Attorney


Re:    Mainland Resources, Inc.
       Form 10-K for Fiscal Year Ended February 28, 2009
       Filed May 29, 2009
       Form 10-Q for the  Fiscal  Quarters  Ended May 31,  2009
       and August 31, 2009
       Filed July 9, 2009 and October 13, 2009
       File No. 000-52782

To Whom It May Concern:

On behalf of Mainland Resources, Inc., a Nevada corporation (the "Company"), we respectfully submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated January 29, 2010 (the "SEC Letter") regarding the annual report on Form 10-K for fiscal year ended February 28, 2009 (the "Annual Report") and the quarterly reports on Form 10-Q for the fiscal quarters ended May 31, 2009 and August 31, 2009 (collectively, the "Quarterly Report").

Securities and Exchange Commission
Page Two
March 12, 2010




FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2009

GENERAL

1. Please be advised that the forward stock split of February 25, 2008 (the "February 2008 Forward Stock Split"), the forward stock split of May 12, 2008 (the "May 2008 Forward Stock Split") and the forward stock split of June 12, 2009 (the "June 2009 Forward Stock Split") were effected in accordance with the respective written consents of the Board of Directors signed by all members of the Board of Directors of the Company. In accordance with Section 78.207 of the Nevada Revised Statutes, a corporation that desires to change the number of shares of a class of its authorized stock by increasing or decreasing the number of authorized shares of the class and correspondingly increasing or decreasing the total number of issued and outstanding shares of the same class may do so by a resolution adopted by the board of directors without obtaining approval of the stockholders. Therefore, shareholder approval was not required nor obtained.

Please be further advised that Section 78.330 of the Nevada Revised Statutes requires that the directors of the company must be elected at the annual meeting of shareholders. However, Section 78.340 provides that directors not elected on the day designated for the purposes, the corporation shall not for that reason de dissolved, but every director shall continue to hold office and discharge his duties until his successor has been elected.

During the past fiscal years, based on the above statutory provisions and in light of the fact that there have been no corporate actions requiring the vote or approval of the stockholders of the Company, the Company has not held any shareholder meetings.

FORM 10-K

2. In accordance with the staff's comments, the cover of the Form 10-K has been revised to include all information.


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Securities and Exchange Commission
Page Three
March 12, 2010




MISSISSIPPI PROSPECT/WESTROCK LAND CORP., PAGE 8

3. Please be advised that the Company disclosed in its Quarterly Report for the period ended November 30, 2009 that its option to acquire the 5,000 acres in accordance with the terms and provisions of the Option Agreement with Westrock Land Corp. had been extended to January 10, 2010. Subsequently, management determined based upon its due diligence that it is not in the best interests of the Company and its shareholders to proceed with exercising its rights under the Option Agreement to acquire the leases. The decision to let the Option Agreement expire has been reported in the Current Report on Form 8-K filed on February 16, 2010.

Therefore, we are of the position that to expand the disclosure in the Annual Report regarding the Mississippi Prospect/Westrock Land Corp. would be misleading at this time to an investor. The write-off of the deposit will be included in the Company's financial statements for fiscal year ended February 28, 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION, PAGE 36

4. In accordance with the staff's comments, we have expanded our disclosure to address our prospects for the future.

Please be advised that since these reports, the Company has reported in our Form 8-K Current Report dated October 16, 2009, that the Company has executed a senior secured advancing line of credit agreement with a maturity date of October 16, 2011, for up to $40,000,000 with Guggenheim Corporate Funding LLC. The Company has a current borrowing base of $13,000,000 and has used approximately $10,000,000 of facility proceeds to fund on-going obligations in Louisiana and Mississippi.

Securities and Exchange Commission
Page Four
March 12, 2010




RESULTS OF OPERATION, PAGE 37

5. In accordance with the staff's comments, we have expanded our disclosure to include a discussion regarding the salary expense of $12,002,658, which consists of the valuation of the grant of 4,000,000 stock options and 900,000 stock options cancelled during the fiscal year. We further disclosed the method and rationale used to estimate our expected 260% volatility under the Black-Sholes method.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 59

6. In accordance with the staff's comments, and although the Annual Report previously disclosed management's conclusion as to the effectiveness of internal controls, we have modified slightly and further provided management's conclusion as to the effectiveness of internal controls over financial reporting as of the end of fiscal year February 29, 2009.

STATEMENTS OF OPERATIONS, PAGE 47

7. Please be advised that when management was making the assessment of whether the Company remained an exploration stage company as at fiscal year ended February 29, 2009, management determined that principal operations had commenced. However, there had been no significant revenue generated from operations during fiscal year ended February 28, 2009. Furthermore, the Company had just completed and was in the process of testing the flow rates from its initial well of a forty well drilling program in the Haynesville Shale area of Louisiana. Drilling in shale formations is relatively new to the natural gas industry and the Company was still assessing its economic viability in the long term. Therefore, management came to the conclusion that with regards to preparation and audit of its financial statements and Annual Report for fiscal year ended February 28, 2009, the Company remained an exploration stage company. Please note that the Company did, however, remove the exploration stage status designation from its Quarterly Report for the period ended November 30, 2009 due to the significant revenue recorded. Management will continue to consider the relevancy and appropriateness of the designation for future filings based upon its current level of assets and production.

Securities and Exchange Commission
Page Five
March 12, 2010




NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 50

8. In accordance with the staff's request, we have reviewed the Annual Report and revised accordingly to reflect that there are proven reserves and to ensure consistency with the content of the Annual Report on the footnotes contained in the audited financial statements. During preparation of the Annual Report, management investigated whether there was sufficient production history from the initial well to determine that the reserves were economic and therefore proven. Subsequently we realized that with the information known at the time of preparation of the Annual Report, including the initial production rates, revenues and an independent reserve analysis, we should have reported proven reserves within the Annual Report as we used to calculate depletion expense on the financial statements.

9. In accordance with the staff's request, we have determined that there were proven reserves as at each of the above report dates and will amend each of the reports to ensure consistency. We have recalculated the ceiling test at each of the report dates and determined there is sufficient cushion and therefore we have not revised the value of Oil and Gas Properties reported. Note that the increase in proved undeveloped reserves in August was the result of the Company's evaluation of the Proved Undeveloped Reserves in our Haynesville property. Please find below a table reflecting our ceiling test calculations for the respective three periods:

Securities and Exchange Commission
Page Six
March 12, 2010




CEILING TEST                      28-Feb-09         31-May-09         31-Aug-09
                                  _____________________________________________

OPENING RESERVES      PDP         1,295,872         1,256,000           986,925
                      PUD                                            12,827,275
PRODUCED                            (39,872)         (269,075)         (448,347)
                                  _____________________________________________
ENDING RESERVES                   1,256,000           986,925        13,365,853
                                  =============================================

PRELIM PROVEN CV                    787,011           775,011           608,111
ADDITIONS                                 0                 0         2,691,374
ADD BACK PRELIM DEPLETION                 0                 0           166,900
FUTURE PUD DEV'T COSTS                4,000             4,000        40,582,775
                                  _____________________________________________
DEPLETION COST BASIS                791,011           779,011        44,049,160

DEPLETION FOR THE YEAR              (12,000)         (166,900)       (1,429,600)
LESS DEV'T COSTS                     (4,000)           (4,000)      (40,582,775)
                                  _____________________________________________
ENDING CV                           775,011           608,111         2,036,785
                                  =============================================

RESERVE REPORT NPV @ 10%          2,167,985         1,898,910        26,767,723
                                  =============================================

CEILING TEST IMPAIRMENT                   0                 0                 0
                                  _____________________________________________


MISSISSIPPI PROJECT, PAGE 54

10. In accordance with the staff's request, we have expanded the discussion to include an explanation of the future financing risk and problems that may occur during due diligence.

NOTE 6 - STOCK OPTION PLAN, PAGE 56

11. Please be advised that due to the lack of liquidity and a trading history for the shares of common stock of the Company, management deemed it necessary to compare other small oil and gas reporting companies regarding valuation of stock options, thus resulting in a determination that a 260% volatility was relevant and appropriate for calculation of the grant of employee stock options as compensation using the Black-Sholes method. Management intends to analyze the appropriateness of continuing to use comparables versus actual trading data for the upcoming fiscal year end February 28, 2010.

Securities and Exchange Commission
Page Seven
March 12, 2010




DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE, PAGE 60

12. In accordance with the staff's comments, the risk factor titled "Our Officers and Directors may be subject to conflicts of Interest" has been expanded to identify and address those circumstances that may give rise to potential conflicts of interest facing our officers and directors. We have further disclosed that as part of the Company's corporate governance policies and documentation (the "Corporate Governance Documents"), the Company has adopted a conflict of interest policy for senior officers and directors.

ADDITIONAL CORPORATE GOVERNANCE POLICIES, PAGE 67

13. Please be advised that the Corporate Governance Documents may be viewed in full on the Company's website, WWW.MAINLANDRESOURCES.COM under the "Corporate Governance" tab on the Investor Relations page. In addition, we have filed the Code of Ethics as an exhibit.

EXECUTIVE COMPENSATION

14. Please be advised that the Company does not employ individuals as employees. The executive officers, Michael Newport, President/Chief Executive officer, and Mark Witt, Treasurer/Chief Financial Officer, are independent contractors and engaged in accordance with the terms and provisions of certain consultant agreements. These agreements have been filed as exhibits to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2nd and 5th, 2009 respectively.

Securities and Exchange Commission
Page Eight
March 12, 2010




EXHIBITS

15. In accordance with the staff's request, the Viard Consulting Services Agreement has been filed as exhibit 10.8.

16. In accordance with the staff's request, the amendment to the articles of incorporation increasing the authorized capital to 200,000,000 shares of common stock with a par value of $0.001 per share has been filed as exhibit 3.1.2.

17. In accordance with the staff's request, we have confirmed the accurate filing dates for the Current Reports on Form 8-K from which we incorporate by reference certain of our exhibits.

18. In accordance with the staff's request, the Company has filed the agreement with Westrock Land Corp. without redactions as exhibit 10.7.

19. In accordance with the staff's request, the Company has filed the agreement with Petrohawk Energy Corp. without redactions as exhibit 10.5.

20. In accordance with the staff's request, Exhibits 31.1 and 31.2 have been revised reflecting the exact language of Regulation S-K, Item 601 (31).

SIGNATURES

21. In accordance with the staff's request, the signatures of a majority of the board of directors at the time the initial Annual Report on Form 10-K was filed on March 31, 2009 have signed in such capacity.

Securities and Exchange Commission
Page Nine
March 12, 2010




ENGINEERING COMMENTS

OIL AND GAS PROPERTIES, PAGE 6

COTTON VALLEY/HAYNESVILLE SHALE, PAGE 7

22. In accordance with the staff's request we evaluated the appropriateness of the oil and gas disclosure and determined that the Company indeed should have reported proven gas reserves as of February 28, 2009 as defined in Rule 4-10 of the Regulation S-X. The Company will amend the Form 10-K and ensure consistency in each of the reports.

23. In accordance with the staff's request we evaluated the appropriateness of the oil and gas disclosure and determined that the Company indeed should have reported proven gas reserves as of February 28, 2009. In December 2008, the Company had recently completed its first well of a planned forty well program in the relatively new Haynesville Shale area of Louisiana. The press release was based on a reserve study based on the information available at the time. The Company has recently obtained an independent reserve report revised using available production data, costs and prices as of February 28, 2009 and has amended the Risk Factors on page 17 to reflect the revised proven oil and gas reserves.

24. In accordance with the staff's request we have amended the reports to reflect proven oil and gas reserves as of February 28, 2009 and revised Item 1 accordingly.

FINANCIAL STATEMENTS, PAGE 45

NOTE 4, OIL AND GAS PROPERTIES, PAGE 55

25. In accordance with the staff's request, we have determined that there were proven reserves as at February 28, 2009 and each of the subsequent dates referenced herein and have amended Note 4, Oil and Gas Properties on page 55 and throughout the Annual Report, as well as each of the reports to ensure consistency.

Sincerely,



/s/ DIANE D. DALMY
__________________
    Diane D. Dalmy

                             MAINLAND RESOURCES INC
                               20333 STATE HIGHWAY
                                    SUITE 200
                              HOUSTON, TEXAS 77070

March 12, 2010

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:  Anne Nguyen Parker, Branch Chief
       Chris White, Branch Chief
       Jim Murphy, Petroleum Engineer
       Gary Brown, Staff Attorney


Re:    Mainland Resources, Inc. (the "Company")
       Form 10-K for Fiscal Year Ended February 28, 2009
       Filed May 29, 2009
       Form 10-Q for the  Fiscal  Quarters  Ended May 31,  2009
       and August 31, 2009
       Filed July 9, 2009 and October 13, 2009
       File No. 000-52782


To Whom It May Concern:

Please be advised that the Company acknowledges:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAINLAND RESOURCES INC.


By: /s/ MARK WITT
    _________________________________________
        Mark Witt
        Treasurer and Chief Financial Officer